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                              December 12, 2022

       Brian Cree
       President and Chief Operating Officer
       Vitesse Energy, Inc.
       9200 E. Mineral Avenue, Suite 200
       Centennial, Colorado 80112

                                                        Re: Vitesse Energy,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed November 25,
2022
                                                            File No. 001-41546

       Dear Brian Cree:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12B

       Unaudited Pro Forma Condensed Combined Financial Statements
       Unaudited Pro Forma Condensed Combined Balance Sheet As of August 31, 2022, page 74

   1. Please clarify for us why you have not given pro forma effect for the elimination of the unit-based compensation
liability in Other long-term liabilities, Redeemable Management
                                                        Incentive Units, and
Members    equity. In addition, your pro forma balance sheet appears
                                                        to require revision to
include separate line items to reflect the issuance of Vitesse common stock and additional
paid-in capital as pro forma Spin Transaction Accounting
                                                        Adjustments, similar to
the presentation in your capitalization table on page 67.
   2. Expand your disclosure in pro forma adjustment (c) to clarify where you have accounted for the removal of the
members' equity of Vitesse Oil and issuance of Vitesse Energy common stock as part of
the Vitesse Oil acquisition in the pro forma balance sheet.
 Brian Cree
FirstName  LastNameBrian  Cree
Vitesse Energy, Inc.
Comapany12,
December   NameVitesse
              2022     Energy, Inc.
December
Page 2    12, 2022 Page 2
FirstName LastName
Executive Compensation
Historical Compensation Paid or Awarded Under Vitesse Energy Plans and Arrangements, page
129

3. We note disclosure indicating that i) you will adopt an Employee Compensation Plan that will provide for severance payments to eligible employees upon certain terminations of employment, and that immediately following the Spin-Off, ii) Messrs. Gerrity, Cree and
         Macosko will each receive an award of time-vested RSUs and iii) Messrs. Gerrity and
         Cree will each receive payment of their earned but unpaid annual bonus for the fiscal year
         2022. Please clarify for us why these items are not given pro forma effect in your pro forma financial statements.
Certain Relationships and Related Party Transactions
Separation and Distribution Agreement, page 136

4. We note your response to prior comment 24 from our letter dated September 27, 2022 and re-issue it in part. We note the disclosure that under the Separation and Distribution
         Agreement, you and Jefferies agree to provide cross-indemnification provisions principally designed to place financial responsibility for the liabilities of your business with you and financial responsibility for obligations and liabilities
of Jefferies    business
         (other than your business) with Jefferies. Please revise to expand your disclosure to describe the material indemnification provisions under the Separation and Distribution
         Agreement.

Transitional Equity Award Adjustment Plan, page 138

5. Please clarify for us how you will account for the equity awards being adjusted into equity incentive awards pursuant to the Transitional Plan and whether or not these adjusted awards have been given pro forma effect in your pro forma financial statements.
Other Transactions and Relationships with Related Persons, page 139

6. As it relates to the equity awards held by Brian Friedman, we note the following disclosure: "However, all compensation expense relating to the adjustment to Jefferies equity awards by issuance of Vitesse equity awards is borne by Jefferies and not by
         Vitesse." Please clarify the accounting for these awards and explain whether the financial statements of Vitesse will consider the compensation expense for these adjusted awards.
         As part of your response, tell us whether the awards have been given pro forma effect in your pro forma financial statements.
7. We note new disclosure indicating that, in connection with the termination of the
         Employee Participation Plan, Vitesse Energy expects to repurchase working interests from
         EPP Participants. Please clarify for us why this repurchase is not given pro forma effect in your pro forma financial statements.
 Brian Cree
Vitesse Energy, Inc.
December 12, 2022
Page 3
Recent Sales of Unregistered Securities, page 146

8. Please clarify for us why the transfer of Vitesse Energy MIUs and Vitesse Oil MIUs are not given pro forma effect in your pro forma financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at
202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding the engineering comments. Please contact Timothy S. Levenberg, Special Counsel, at
202-551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Cree
                                                           Division of
Corporation Finance
Comapany NameVitesse Energy, Inc.
                                                           Office of Energy &
Transportation
December 12, 2022 Page 3
cc:       Michael Swidler, Esq. of Baker Botts LLP
FirstName LastName